Exhibit 14

TECHNICAL COMMUNICATIONS CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

I. Object of the Code of Business Conduct and Ethics

Discussions about integrity, honesty and business ethics have become increasingly prevalent in today’s business environment, particularly since the passage of the Sarbanes-Oxley Act of 2002 and the rules and regulations proposed and promulgated pursuant to such act by the U.S. Securities and Exchange Commission and by The Nasdaq Stock Market. In accordance with these new rules, the Company has adopted a code of business conduct and ethics applicable to its employees, officers and directors.

This Code of Business Conduct and Ethics is a compilation of existing policies governing, and the goals and expectations for, the conduct of directors, officers and employees of Technical Communications Corporation. The Code is drafted to provide clear and easy-to-understand principles to guide ethical decision-making and conduct, and is effective on September 1, 2003.

The Company standards incorporated into this Code are intended to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, regulatory agencies and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting of violations of the Code or applicable law to an appropriate person or persons; and

•	accountability for adherence to the Code.

The Company has a strong commitment to business ethics, and believes that it and every employee must conduct their affairs with honesty, integrity and respect, and in compliance with all applicable laws. Employees will be required to adhere to the highest standard of conduct, regardless of local law or custom, in compliance with the Company’s policy of being a good corporate citizen in each and every country in which it does business.

II. Scope of the Code

This Code applies to all Employees (as hereinafter defined) of the Company. Employees are expected to comply with the Code in both letter and spirit. Ignorance of the Code will not excuse an Employee from its requirements.

All Employees shall have access to this Code and shall use the Code as a general guideline for behavior. Each Employee is responsible for reading, reviewing and understanding the policies and procedures set forth in this Code, and can obtain advice or ask questions regarding any policy or procedure from his or her direct supervisor.

In addition, the Company will make the Code publicly available by posting it on the Company’s website at http://www.tccsecure.com/corpfin.htm.

The Code provides a broad statement of certain key policies and procedures regarding business conduct and ethics and conducting business in a legally and ethically appropriate manner. The Code cannot, and is not intended to, anticipate or address every possible situation, cover every topic in detail, or answer every question. Employees must rely on their good sense and judgment of what is right, including a sense of when it is proper to seek guidance from others. As noted above, if a situation develops for which an Employee seeks guidance, the Employee should speak with his or her direct supervisor.

Note, too, that the Code does not necessarily take into account all local laws or requirements. Where more restrictive local laws or requirements exist, those take precedence. Employees are expected to comply with all laws and Company business policies in the country and area in which they are conducting Company business.

The Code is not an express or implied contract of employment and does not create contractual rights of any kind between the Company and its Employees. In addition, all Employees should understand that this Code does not modify their employment relationship, whether at will or governed by contract, with the Company.

Finally, it is essential that Employees keep an eye out for possible violations of this Code – whether they occur in dealings with the government or the private sector, are intentional or due to someone’s inadvertent conduct. Employees who have questions regarding possible violations or who wish to report suspect activities should contact their direct supervisor, or refer to “Reporting and Non-Retaliation Policy for Employees Who Reports Violations”, discussed below.

III. Definitions

Act shall mean the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

Code shall mean this Code of Business Conduct and Ethics, as it may be amended, supplemented or modified from time to time.

Commission shall mean the U.S. Securities and Exchange Commission.

Company shall mean Technical Communications Corporation.

Employees shall mean all directors, officers and employees of the Company.

NASDAQ shall mean The Nasdaq Stock Market.

IV. Duties and Responsibilities

1. Conflicts of Interest

While the Company does not wish to impinge on the personal lives of its Employees, Employees must not have personal activities or relationships, including commercial interests, that conflict or appear to conflict with the interests of the Company. A conflict of interest develops any time an Employee faces a choice between what is in his or her personal interest (financial or otherwise) and the interest of the Company. The Company expects that the interests of the Company will take precedence over an Employee’s personal interests, that Employees will act only for the benefit of the Company, and that Employees will deal with the Company on an arm’s-length basis.

Examples of likely conflicts of interest include:

•	causing the Company to engage in a business transaction or enter into a contract with relatives, friends or a company in which the Employee or his or her relatives or friends has, directly or indirectly, an interest;

•	using non-public Company, vendor, customer, partner or competitor information for personal gain (including securities transactions based on such information);

•	receiving undisclosed fees, commissions or other payments from a Company vendor, customer, partner or competitor;

•	receiving gifts, meals, services or entertainment that may be used to influence the Company and/or that do not support the legitimate business interests of the Company, or otherwise accepting gifts, meals, services or entertainment that are not reasonable or appropriate under the circumstances or that violate applicable law;

•	making payments or promises to influence another’s acts or decisions, or giving gifts beyond those considered common courtesy (with certain exceptions for the giving and receiving of customary and appropriate gifts with full disclosure and in compliance with all applicable laws);

•	accepting positions as an outside director or advisory board member of any current or likely competitor of the Company, or accepting such positions with any organization with which the Company does or may do business without prior approval;

•	holding a second job or having an interest in or relationship with another company, if such job, interest or relationship interferes with the Employee’s ability to act in the best interests of the Company, requires the Employee to use proprietary, confidential or non-public information of the Company, or creates the appearance of impropriety;

•	taking advantage of a corporate opportunity for personal profit or gain;

•	having more than a modest financial interest in the Company’s vendors, customers, partners or competitors, whether such entities are public or private; and

•	competing, or preparing to compete, with the Company while still employed by the Company.

It is not possible to list all conflicts of interests and, therefore, Employees should use the above list merely as a guide. Ultimately, it is the responsibility of each individual to avoid any situation that is or could appear to present a conflict of interest.

In particular, members of the Board of Directors of the Company have a special responsibility because of their duties to the Company and its shareholders. Directors are expected to avoid any action, position or interest (including any personal activity, investment or association) that conflicts with an interest of the Company, or gives the appearance of a conflict, and to avoid using their position, power, access to information or other advantage for their own personal benefit to the detriment of the Company or its constituents.

The Company will annually solicit information from directors in order to monitor potential conflicts of interest, and directors are expected to be mindful of their fiduciary duties, including the duty of loyalty, to the Company. Directors must be especially aware of “interested insider transactions” – transactions in which an individual appears on both sides or with respect to which an individual expects to derive a personal benefit, distinct from any benefit that would be derived by the Company or its shareholders. In addition, an insider may be deemed interested where he or she is controlled by, or obligated or related to, persons or entities that have a material personal financial interest in a particular transaction. If a director has a personal interest in a matter before the Board of Directors, the director shall disclose the interest to the Board, excuse himself or herself from participation in the discussion, and shall not vote on the matter.

When faced with a situation involving an actual or potential conflict of interest, including interested insider transactions, directors, like all Employees, are encouraged to seek advice from the Company’s General Counsel and refer to the Company’s policies on conflicts of interest. Resolution of such issues often will be pursuant to established Company procedures.

The proper implementation of this policy implies a continuing requirement that all Employees make prompt disclosure to their direct supervisor, or the Compliance Officer of the Company, of any fact or circumstance that may involve a conflict of interest. All transactions between the Company and any Employee, or an entity affiliated with an Employee, must be disclosed and approved in advance by the Company’s Board of Directors. Waivers of conflicts of interests involving directors or officers require the approval of the Board of Directors. In the event that a waiver is granted, such waiver and the reasons therefore shall be disclosed to shareholders by the Company in accordance with law.

2. Special Obligations for Employees with Financial Reporting Responsibilities

As a publicly listed company, it is critically important that the Company’s filings with regulatory authorities, including the Commission, be accurate, complete, reliable and timely. In addition, they must be prepared and maintained in accordance with all applicable laws.

Depending on their position in the Company, Employees may be called upon to provide information to ensure that the Company’s reports are not only accurate, complete and reliable but also easy to understand and a fair presentation of the Company, its operation and condition (financial and otherwise). The Company expects that all Employees will take this responsibility seriously and provide prompt and accurate answers to inquiries related to the Company’s public reports and disclosure documents.

In particular, the finance/accounting department bears special responsibility for promoting integrity throughout the Company, with responsibilities to stakeholders both inside and outside the Company. The Chief Executive Officer, Chief Financial Officer and all those within the finance/accounting department and/or performing similar functions have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the organization as a whole that ensures the fair and timely reporting of the Company’s financial results and condition.

Because of this special role, the Chief Executive Officer, Chief Financial Officer and all members of the Company’s finance/accounting department and/or performing similar functions are bound by the following special financial code of ethics, and by accepting the Code, each agrees that he or she will:

•	act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships;

•	provide information that is accurate, complete, reliable, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, government and regulatory authorities and in other public communications;

•	record all transactions and all costs promptly and accurately in accordance with generally accepted accounting principles, and avoid misrepresenting facts or falsifying records;

•	conduct business in compliance with the laws, rules and regulations of all applicable governments, and other appropriate private and public regulatory agencies;

•	act in good faith, responsibly, with due care, competence and diligence, without allowing one’s independent judgment to be subordinated;

•	respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose, and do not use confidential information for personal advantage;

•	share knowledge and maintain skills important and relevant to the needs of all Company stakeholders;

•	proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community;

•	achieve responsible use of and control over all assets and resources employed or entrusted; and

•	promptly report to the Audit Committee of the Board of Directors or the Company’s General Counsel (in the case of the Chief Executive Officer and the Chief Financial Officer) and to his or her supervisor or the Company’s General Counsel (in the case of other Employees with financial reporting responsibilities) any conduct that the individual believes to be a violation of law, business ethics or of any provisions of this Code, including any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

Violation of these special obligations for Employees with financial reporting responsibilities, including failures to report potential violations of others, will be viewed as a severe disciplinary matter that may result in an adverse employment action, including termination of employment.

3. Corporate Opportunities

Employees may not divert to themselves corporate opportunities. Generally, an opportunity will be deemed a corporate opportunity if it is in the Company’s line of business, is one that the Company is financially able to take, is of present or potential advantage or unique value to the Company, and is one in which the Company has an interest or expectancy. More broadly, opportunities may be deemed corporate opportunities if issues of fairness dictate that the Company, rather than an insider, should be given the opportunity.

An Employee must disclose all potential corporate opportunities of which he or she is aware to the Company first for evaluation, and may not take away from the Company any opportunity for financial gain that the Employee finds out about because of the Employee’s position at the Company or through the use of Company property or information. Employees are also prohibited from using Company property, information or position for personal gain or competing with the Company, as discussed further elsewhere in this Code.

4. Confidentiality, Confidential Information and Insider Trading

Generally

The Company expects all Employees to respect and safeguard all confidential and proprietary information of the Company. Such information is considered a valuable asset of the Company and Employees are expected to protect against its unauthorized disclosure or use.

Confidential information might include plans to buy or sell businesses or business units, financial projections, results of operations, business methods or strategies, software information, research and development data, advertising and marketing information, personnel and employment matters, and any other information which is used, developed, created and/or discovered by the Company and its Employees that has value to the Company and is not generally known to the public.

All Employees must exercise caution not to disclose confidential information to third parties, either intentionally or inadvertently, under any circumstances unless it is a necessary part of the Employee’s work responsibilities and the receiving party has a business need to know. Employees should not use confidential information except for business purposes.

In particular, Employees should not discuss confidential information in public places such as elevators, hallways, restaurants, airplanes, taxis or any other place where they can be overheard. They should also endeavor not to read confidential documents in public places, discard such documents where others can retrieve them or be careless with documents such as by leaving them unattended in conference rooms. Employees should also remember that their obligation to protect the Company’s confidential information continues even after they leave the Company.

Only authorized officials of the Company are permitted to respond to inquiries for Company information from the media, the financial community, investors and others. All Employees are to promptly refer all such inquiries to the Company’s Chief Executive Officer.

If an Employee has a question regarding whether certain information is confidential, material and/or has been adequately disclosed, the Employee should contact the Company’s Chief Executive Officer or Chief Financial Officer and abstain from trading in the Company’s securities or disclosing such information to anyone outside the Company until the Employee has been informed that the information is not confidential or material, or has been appropriately disclosed.

The above confidentiality provisions apply to all Company vendor, partner, customer and competitor information as well, whether or not provided pursuant to the terms of a confidentiality agreement. In particular, the receipt of sensitive business or technical information from competitors carries significant risks, as the Company’s own internal development activities in such areas may be foreclosed. Inappropriate handling of sensitive information from competitors and other third parties can also lead to loss of trust and liability for damages. Therefore, Employees should refuse unsolicited third-party confidential information or, if inadvertently received by an Employee, should return such information unopened to the third party or transfer it to the Company’s Compliance Officer for appropriate disposition.

Insider Trading

Applicable law and Company policy forbid Employees from both trading in Company securities while aware of, and disclosing or “tipping”, material non-public information about the Company. These regulations apply not only to employees, officers and directors but also agents of the Company, internal and external consultants to the Company, family members, and any outsiders who are designated as “insiders” because they have access to material non-public information concerning the Company, as well as any person who has satisfied the definition of “insider” for the six months preceding any subject transaction.

Information is “material” if it would be expected to affect the investment or voting decisions of the reasonable shareholder, or if disclosure of the information would be expected to significantly alter the total mix of information in the marketplace about the Company. In simple terms, material information is any type of information that could reasonably be expected to affect the price of Company securities, and includes information about:

•	financial performance, especially quarterly and year-end earnings, sales figures and significant changes in financial performance or liquidity;

•	company forecasts, projections and strategic plans;

•	potential mergers and acquisitions;

•	major discoveries or significant changes or developments in products or products lines, research or technologies;

•	significant changes in senior management; and

•	actual or threatened major litigation or the resolution of such litigation.

Information is considered to be non-public if it has not been widely disseminated to the public through major newswire services, national news services and financial news services. For the purposes of Company policy, information is considered public after the close of trading on the third full trading day on the NASDAQ OTC Bulletin Board following the Company’s widespread public release of the information.

In general, no Employee or other insider may buy, sell or otherwise trade in the securities, in every form, of the Company (or those of its customers, partners, competitors or vendors about whom the Employee has material, non-public information learned in the course of such individual’s employment with the Company) if they possess or are aware of material non-public information, or “tip” or disclose such information to any outside person unless authorized. In addition to raising ethical considerations, any such trading subjects the users to legal risks, including civil and criminal penalties. It could also prove embarrassing and harmful to the Company.

Intellectual Property

The Company’s name, logo, inventions, processes, innovations and similar items are also valuable assets of the Company and are to be treated as confidential information. Such “intellectual property” assets are vital to the success of the Company, and must be protected.

Intellectual property rights consist of the following:

•	Copyrights – such as articles, drawings, photographs, video, music, audiotapes and software. Generally, copyrights prohibit others from copying or downloading the works without consent. Employees should not copy these materials from third parties without first determining if the Company has obtained permission from the copyright holder, and should ensure that the use of the Company’s copyrights by others is pursuant to proper authorization.

•	Trademarks and service marks – words, names and symbols that help consumers recognize a product or service and distinguish it from those of competitors. The use of the Company’s trademarks and service marks must be properly authorized or licensed. Further, Employees should not use the trademarks or service marks of third parties without permission.

•	Patents – permit inventors to exclude or prevent others from making, using or selling their inventions. Employees should report the unauthorized use of the Company’s patents, and only use the inventions patented by a third party pursuant to the terms of a license or similar agreement.

•	Trade secrets – valuable information that creates a competitive advantage for the Company by being kept confidential. Examples include information about customers, research and development data and financial, planning, marketing or strategic information about the Company. Employees should treat trade secrets as confidential information and safeguard them from unauthorized disclosure or use. Similarly, Employees should protect the trade secrets of others that the Company has received under a confidentiality agreement or otherwise.

Any intellectual property developed, received or created by an Employee during the course of his or her employment or association with the Company belongs to and is the property of the Company. Employees must share any innovations or inventions with a supervisor so that the Company can take steps to protect these valuable assets.

5. Fair Dealing and Competition

The Company expects openness, honesty and courtesy from all Employees in their business dealings. Every Employee must act ethically and with respect for others and endeavor to deal fairly with the Company’s customers, vendors, partners and competitors. Each Employee is responsible for creating and sustaining a pleasant, secure and productive working environment.

No Employee should take unfair advantage of anyone through manipulation, concealment, abuse or disclosure of privileged information, misrepresentation or any other unfair dealing practice.

The Company also abides by and adheres to fair competition standards that are a matter of law in virtually every country in which it conducts business. Employees are expected to act in accordance with such standards, which include compliance with:

•	all antitrust rules and regulations, including rules against agreements or understandings between the Company and its competitors that affect the process, terms or conditions of sale;

•	prohibitions against unfair methods of competition and unfair and deceptive acts or practices in commerce;

•	all foreign corrupt practices laws, including those making illegal any offer, payment, promise to pay or authorization to pay any money, gift or anything of value to foreign officials, political parties or candidates for improper purposes; and

•	laws governing trade, boycotts, customs, embargoes and export controls.

Moreover, Employees are not to denigrate competitors and their products, and may not improperly seek information about competitors or their products and services. Additionally, aggressive selling and marketing should not include misstatements about the products and services of the Company or its competitors.

6. Protection and Use of Corporate Property; Company Books, Records and Accounts

Company Property

The Company expects each Employee to use Company resources and property in a responsible and ethical manner. Use and maintain these assets with the utmost care and respect, guarding against waste and abuse.

Every Employee must safeguard Company property from loss or theft, and may not take such property for personal use. Company property includes an Employee’s time at work and work product, as well as the Company’s confidential information, computers, software, office equipment, supplies and similar items.

Company property is intended to be used for business purposes only. Of course, the occasional personal phone call from work is inevitable and acceptable. Substantial personal phone calls, however, represent misuse. The point is to recognize that theft or deliberate misuse of Company property is a violation of this Code.

Every Employee is responsible for appropriately securing all Company property within his or her control to prevent its unauthorized use. No Employee may allow Company property to be used to help carry out illegal acts.

Employees are expected to comply with the following general principles regarding Company property:

•	The use of Company assets for an Employee’s personal benefit or the benefit of anyone other than the Company is permitted only with the approval of supervisors having authority to permit such usage.

•	Misuse of the Company assets may be considered theft and result in disciplinary action or criminal prosecution.

•	Before accepting payment for speeches or presentations related to the Company or your work at the Company, always get the approval of the Chief Executive Officer.

•	Company computer systems and equipment are meant for Company use only. For example, they should never be used for outside businesses, illegal activities, gambling or pornography.

Books, Records and Accounts

Generally, all Company books, records and accounts must be kept in accordance with applicable laws, be prepared accurately and reliably, and be stored properly.

Every Company financial record and account must be accurate, reliable, timely and maintained in accordance with applicable generally accepted accounting standards and law. The Company’s books must reflect every transaction and all components of such transactions, as well as its own standard of insisting upon an honest and forthright presentation. These records are the basis for managing the Company’s business and for fulfilling its obligations to shareholders, Employees and regulatory authorities.

Employees are expected to comply with the following general principles with respect to the Company’s books, records and accounts:

•	Never falsify any document, distort the true nature of any transaction or manipulate financial accounts, records or reports, whether that of the Company, a customer, a partner or other third-party.

•	All transactions must be supported by accurate documentation.

•	All reports made to regulatory authorities must be full, fair, accurate, timely and understandable.

•	Employees must cooperate with investigations into the accuracy and timeliness of financial records.

•	To the extent estimates and accruals are necessary in Company reports and records, they must be supported by appropriate documentation and based on good faith judgment.

Any Employee having information or knowledge of any unrecorded fund or asset, of any false or artificial entry in the Company’s books and records, or of any inappropriate payments or other activity shall promptly report the matter. For reporting information, see “Reporting and Non-Retaliation Policy for Employees Who Reports Violations” below.

7. Legal Compliance

The Company is committed to strict compliance with the laws, rules and regulations that apply to its business activities in every country in which it operates. It is the policy of the Company to prevent the occurrence of both illegal and unethical behavior, to halt any such behavior that may occur as soon as reasonably practicable after its discovery, and to discipline those who engage in such behavior, including those individuals who fail to exercise appropriate supervision and oversight, thereby permitting such behavior by their subordinates to go undetected.

Obeying the law, both in letter and spirit, is one of the foundations on which the Company’s ethical standards are built. All Employees must respect and obey the laws of the jurisdictions in which the Company operates. Although not all Employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors or the Company’s Compliance Officer or the Company’s General Counsel.

Failure to comply with the Company’s legal and ethical standards, as well as applicable laws, rules and regulations, can have severe consequences for both the individuals involved and the Company. In addition to potentially damaging the Company’s name, trade and customer relationships and business opportunities, conduct that violates the Company’s legal and ethical standards may also violate federal, state, local and foreign laws.

Violations can subject the perpetrators to prosecution, fines and/or imprisonment. The Company also may be subject to prosecution, fines and other penalties, including criminal penalties. Employees also could be subject to discipline at work, including termination of employment.

For information on how to report suspect activity or violations, see “Reporting and Non-Retaliation Policy for Employees Who Reports Violations” below.

8. Reporting and Non-Retaliation Policy for Employees Who Reports Violations

Reporting

The Company is committed to openness in all forms of reporting and providing a workplace conducive to the open discussion of its business practices. If any Employee knows, reasonably believes or has genuine suspicions of any legal violation in work-related issues, or breaches of the principles and standards set forth in this Code, the Employee must report them immediately to his or her direct supervisor or the Company’s Compliance Officer (designated below) so that the Company can take any necessary action; provided that suspected Code violations which relate to financial statement disclosures or accounting, internal control or auditing matters may be reported to the Audit Committee of the Board of Directors through the General Counsel. If suspected Code violations that relate to financial statement disclosures or accounting, internal control or auditing matters are reported to the Compliance Officer, the Compliance Officer shall promptly forward such complaints to the chairman of the Audit Committee.

If the Employee believes that the supervisor to whom he or she should report is implicated in the violation or potential violation, or the Employee believes that the supervisor to whom he or she reported the violation or potential violation has not taken appropriate action, the Employee should report such matter directly to the Company’s Compliance Officer.

The Company has designated a Compliance Officer for administering the Company’s reporting and non-retaliation policy. The Compliance Officer is responsible for collecting, reviewing, processing and resolving concerns and reports by Employees and others. Employees are encouraged to discuss issues and concerns of the type covered by this policy with their supervisor, who in turn is responsible for informing the Compliance Officer. Again, if the Employee prefers not to discuss these sensitive matters with his or her own supervisor, the Employee may go directly to the Compliance Officer, who will take appropriate action.

The Company’s Compliance Officer is the Company’s Chief Financial Officer, who can be reached atthe Company’s principal executive office.

In addition, if an Employee feels uncomfortable speaking with any of the above for any reason, the Company has established a procedure by which confidential complaints may be raised anonymously. Complaints submitted through this confidential process will be presented to the Audit Committee if they involve the Company’s accounting, auditing and internal controls and disclosure practices, or the Company’s Board of Directors if otherwise. An Employee may utilize this confidential and anonymous process either to raise new concerns or complaints or if he or she feels that a concern or complaint previously raised has not been appropriately handled.

In order to make a confidential, anonymous report or complaint, an Employee may use the physical Comment Boxes located within the Company to drop confidential messages regarding complaints[. Complaints and reports submitted through this procedure will be collected on a periodic basis, no less frequently than weekly, and will be reviewed by the Compliance Officer, who will take appropriate action, including if necessary presenting such complaints to the Board of Directors or an appropriate committee of the Board. Complaints regarding the Company’s financial statement disclosures or accounting, internal control or auditing matters will be referred directly to the Audit Committee.

Confidentiality and Prohibition Against Retaliation

The Company will make proper efforts to protect the confidentiality of those who raise good faith concerns. Further, the Company will not criticize or retaliate against, and will not permit criticism or retaliation by any party against, any Employee who speaks up. It is Company policy to comply with all applicable laws that protect Employees against unlawful discrimination or retaliation by their employer as a result of their lawfully reporting information regarding, or their participating in investigations involving, potential or actual corporate fraud or other violations by the Company or its Employees of federal, state, local or foreign laws.

Specifically, Company policy prevents any Employee from being subject to disciplinary or retaliatory action as a result of the Employee’s:

•	disclosing information to a government or law enforcement agency, where the Employee has reasonable cause to believe that the information discloses a violation or possible violation of foreign, federal, state or local law or regulation; or

•	providing or causing information to be provided, filing or causing to be filed, testifying, participating in a proceeding filed or about to be filed, or otherwise assisting in an investigation or proceeding regarding any conduct that the Employee reasonably believes involves a violation of this Code or applicable law, including criminal laws regarding securities law violations or fraud, any rule or regulation of the Commission or any provision of law relating to fraud against shareholders.

The Company will treat any attempt by one Employee to prevent another Employee from raising concerns as a serious disciplinary offense.

If any Employee believes that he or she has been subject to any action that violates this policy, he or she may file a complaint with his or her supervisor or the Compliance Officer, who will take appropriate action.

Please note that Company Employees who file reports or provide evidence which they know to be false or without a reasonable belief in the truth and accuracy of such information will not be protected by this policy and may be subject to disciplinary action, including termination of employment.

Investigations and Disciplinary Actions

Complaints and requests for information will be handled promptly, discreetly and professionally. Discussions and inquiries will be kept in strict confidence to the extent appropriate or permitted by policy or law. If the Employee desires, he or she can be informed of any follow-up action implemented by the Company.

Investigations will be conducted by and under the supervision of the Company’s General Counsel. It is imperative that Employees who make reports and persons to whom such reports are made do not conduct their own preliminary investigations unless authorized to do so by the General Counsel.

The Company will investigate any matter reported and may take appropriate corrective and disciplinary actions, which may include, alone or in combination, a warning or letter of reprimand, demotion, loss of merit increase or bonus, suspension without pay or termination of employment. The Company may also seek civil remedies or refer criminal misconduct to law enforcement agencies.

Violations of this Code are not the only basis for disciplinary action. The Company has additional policies and procedures governing conduct.

V. Administration of the Code

Distribution

All Company Employees will receive a copy of this Code at the time they join the Company and will receive periodic updates.

Approvals

As described in this Code, certain persons at the Company must review and approve in writing any circumstance requiring special permission. Copies of these approvals will be maintained by the Company and made available to auditors or investigators.

Waivers of any provision of this Code for directors and executive officers must be approved by the Board of Directors or its designated committee and promptly will be disclosed promptly to the extent required by law or regulation.

Signature and Acknowledgement

All new Employees must sign an acknowledgement form confirming that they have read this Code and understand its provisions. Failure to read the Code or to sign an acknowledgment form, however, does not excuse an Employee from the terms of this Code.

The Company reserves the right to amend, alter or terminate this Code at any time and for any reason.